UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

(January 8, 2019)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Shareholders approve Acquisition of SalvaRx Limited

Toronto, Ontario, January 8, 2019 (PBT.U: CSE, PTGEF: OTC Markets) – Portage Biotech Inc. ("Portage" or the "Company") is very pleased to announce that, at an annual general special meeting held today, shareholders overwhelmingly approved the acquisition of SalvaRx Limited (the “Transaction”) along with other matters including the election of directors. Details of the Transaction are contained in the Company’s information circular dated November 26th, 2018 and its news release dated December 19, 2018 providing supplemental information regarding the Independent Director Review of the Transaction, copies of which may be found on www.sedar.com and the Company’s website: https://www.portagebiotech.com/.

The Transaction also received minority shareholder approval in accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

Other matters approved at the meeting include: (a) the re-election of Declan Doogan, Kam Shah, Gregory Bailey, James Mellon, Steven Mintz and Ian Walters as directors; (b) the appointment of auditors; (c) the 2018 Consultant Stock Compensation Plan; (d) the 2018 Stock Option Plan; and (e) advance approval for a stock consolidation to be effected at such time as the directors in their discretion deem appropriate.

In accordance with the terms of the Share Purchase Agreement dated August 13, 2018, Portage will be issuing an aggregate of 805,070,066 common shares (the “Consideration Shares”) on January 9, 2018 as follows:

Seller	Number of Consideration Shares
SalvaRx Group plc	757,943,784
James Mellon	23,563,141
Gregory Bailey	23,563,141

Upon receipt of its Consideration Shares, SalvaRx Group plc (“Group”) (AIM: SALV) intends to distribute the bulk of them to its shareholders as part of a corporate re-organization. Further information may be found at Group’s website: https://www.salvarx.io/.

To obtain final CSE approval, the Company will be preparing and filing a Form 2A with CSE which will provide prospectus level disclosure on the Company after giving effect to the Transaction.

Greg Bailey MD, Chairman of Portage, said:

“As we have seen with the recent acquisition of Celgene for $74 billion based predominantly on its oncology pipeline this remains a very exciting area. We feel that the Portage/SalvaRx transaction positions both companies for the next phase of development. Both companies will continue their business models of building tangible businesses. I want to thank our shareholders for their patience as we waited for routine approvals.”

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of

Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 8, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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